Exhibit 99.B(d)(2)(X)(iv)

ING Investments, LLC

7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

May 1, 2010

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ 85258

Re:                               Sub-Advisory Fee Waiver

Ladies and Gentlemen:

ING Investments, LLC (“ING Investments”) (by virtue of a substitution effective as of November 17, 2008, assumed all duties and obligations of former contracting party, Directed Services LLC ) and OppenheimerFunds, Inc. (“Oppenheimer”) are parties to a Portfolio Management Agreement dated September 15, 2008 (the “Agreement”) under which ING Investments has agreed to pay Oppenheimer an annual sub-advisory fee in the amount of 0.10%, as a percentage of average daily net assets of ING Oppenheimer Active  Allocation Portfolio (formerly, ING Oppenheimer Active Asset Allocation Portfolio).  By execution of this letter, Oppenheimer hereby voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

Oppenheimer will waive five (5) basis points from the sub-advisory fee payable by ING Investments for the period from May 1, 2010 through May 1, 2011.  The amount of the fee waiver will be five (5) basis points per year, as reflected in the post-waiver sub-advisory fee schedule set out below.

Annual Sub-Advisory Fee
as a percentage of average daily net assets

0.05%

This letter agreement shall terminate upon the termination of the Agreement.

Sincerely,

/s/ Todd Modic	/s/ Christina Nasta
Todd Modic	Christina Nasta
Senior Vice President	Vice President
ING Investments, LLC	OppenheimerFunds, Inc.